[Landmark Letterhead]

LETTER AGREEMENT

December __, 2007

To:
LCM Landmark Series Trust
9435 Waterstone Blvd, Suite 140
Cincinnati, OH 45249

Dear Sirs:

You have engaged us to act as the investment adviser to the LCM Landmark Active Dividend Fund (the “Fund”) pursuant to an Investment Advisory Agreement approved by the Board of Trustees (the “Agreement”).

Effective as of the date that the Fund commences investment operations through September 30, 2009, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to limit operating expenses (excluding interest, taxes, brokerage fees, commissions, indirect expenses (such as fees and expenses of other investment companies in which a Fund may invest), and extraordinary expenses) to not more 2.00% of the average daily net assets of the Fund. Each waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which that particular expense is incurred, if the Fund is able to make the repayment without exceeding its expense limitation in effect at the time of the waiver or reimbursement.

Very truly yours,

Landmark Capital Management, Inc.

By:

Mark Morrow, President

Acceptance

The foregoing Agreement is hereby accepted.

LCM Landmark Series Trust

By:

Allan Westcott, President